FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 25, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces ilaa/negative rating assigned for possible additional debentures from exisiting series or new series to be traded in israel

Netanya, Israel – January 25, 2012 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that following its previously announced possible debt raising in Israel, based on its shelf prospectus, Standard & Poor’s Maalot, or Maalot, reaffirmed an ilAA/negative rating for the Company and an ilAA rating for additional debentures of existing series or new series of up to NIS 1 billion that the Company may issue to be traded, if issued, on the Tel Aviv Stock Exchange. Maalot noted that the rating is based on the assumption that the issuance shall not increase the net debt of the Company and shall support a continued sufficient liquidity, as defined by Maalot.

The Company is currently contemplating the issuance of debentures in two new series. One series will be linked to the Israeli Consumer Purchase Index and the other will not be linked. Both series are expected to include annual principal repayment beginning in 2017 at varying installments.

At this stage, no decision has been made as to the issuance of additional debentures, nor as to its scope, terms and timing, if issued, and there is no certainty that such issuance will be executed.

The contemplated offering described in this press release, will be made, if made, in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

For details of the Company's shelf prospectus and public debentures See "Item 5. Liquidity and Capital Resources – Debt Service" of the Company's annual report on Form 20-F for the year ended December 31, 2010, the Company's current report filed on May 16, 2011, under "Other developments during the first quarter of 2011 and subsequent to the end of the reporting period – Issuance of Debentures", the Company's current report filed on August 8, 2011, under "Other developments during the second quarter of 2011 and subsequent to the end of the reporting period – Shelf Prospectus and Decision to raise Debt", the Company's current report filed on November 15, 2011, under "Other developments during the third quarter of 2011 and subsequent to the end of the reporting period – Debt Raising", and the Company's current report filed on January 19, 2012.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.391 million subscribers (as at September 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 25, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel